
TAYLOR NELSON
SOFRES
PLC

BY DHL

16th April 2003



Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Form 88(2) return of allotments
2. Schedule 11 – Notification of Interests of Directors
3. Scher International Limited – Form 363s Annual Report Amended Version Registered No: 2587875
4. 363a Annual Return for Specialist Field Resources Limited reg. No: 2597974
5. 363a Annual Return for TNS Overseas Holdings (Alpha) Ltd. Reg: 3965470
6. 363a Annual Return for TNS Overseas Holdings (Beta) Ltd. Reg: 3965472
7. 363a Annual Return for TNS Overseas Holdings (Gamma) Ltd. Reg: 3965469

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

Taylor Nelson Sofres plc
Westgate, London W5 1UA


TAYLOR NELSON
SOFRES
PLC

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

03 APR 21 AM 7:21

VIA SWIFLY

4 April 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed form(s) of allotment in relation to the month of March 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030404_letter

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624


TAYLOR NELSON SOFRES
PLC

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

4 April 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed form(s) of allotment in relation to the month of March 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

f:\users\companysecretarial 030201\companies house\030404_letter

Registered in England No. 912624


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	912624
Company name in full	Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	01	31
Month	03	03
Year	2003	2003

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3593	1624	11569
Nominal value of each share	5 PENCE	5 PENCE	5 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	87 PENCE	167 PENCE	38.17 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name ATHENA KALLY Address 24 CRANBROOK DRIVE, ESHER, SURREY UK Postcode KT10 8DW	ORDINARY	472
Name EMMA GOLDSOM Address 14 ASPEN COURT, 10 FOREST ROAD KEW SURREY UK Postcode TW9 3BY	ORDINARY	464
Name DEBORAH TYNEN Address 17 BERTHWIN STREET, PONTCANNA CARDIFF UK Postcode	ORDINARY	3121
Name JULIE LADD Address 6 THE BOROUGH, BETCHWORTH SURREY UK Postcode	ORDINARY	1160
Name JANE REID Address 62 FIFTH CROSS ROAD TWICKENHAM MIDDLESEX UK Postcode	ORDINARY	11569

Please enter the number of continuation sheets (if any) attached to this form



Signed Assistant Company Secretary Date 4-APR-08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc
Westgate, London
W5 1UA Tel 89674655
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	03	2003	31	03	2003

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	55014		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	27.72 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CARENOVE NOMINEES LIMITED Address: c/o 12 TOKENHOUSE YARD, LONDON (Designation ESOS member A/C ESOS) UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 55,014
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed [signature] Assistant Company Secretary   Date 4-Apr-08

A director / secretary / administrator / administrative ~~receiver~~ / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc
Westgate, London
W5 1UA   Tel 89674655
DX number   DX exchange


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Announcement Details

Company	Headline	Embargo	Last Updated
Taylor Nelson Sofres PLC	Director Shareholding		17:36 7 Apr 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		2. Name of director MICHAEL ANTHONY KIRKHAM	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest		4. Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) MICHAEL ANTHONY KIRKHAM	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) MICHAEL ANTHONY KIRKHAM		6. Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr	
7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issu
11. Class of security	12. Price per share	13. Date of transaction	14. Date company info
15. Total holding following this notification		16. Total percentage holding of issued class following this n	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 4 APRIL 2003	18. Period during which or date on which exercisable 4 APRIL 2006
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, nun 150,000 ORDINARY SHARES, 5 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 102 PENCE PER SHARE	**22.** Total number of shares or debentures over which option following this notification 1,224,093

23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 OR 077366 13847 Date of notification 7 APRIL 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc	2.	Name of director DAVID SOUTAR LOWDEN
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DAVID SOUTAR LOWDEN	6.	Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issu
11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company info

15.	Total holding following this notification	16.	Total percentage holding of issued class following this n

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 4 APRIL 2003	18.	Period during which or date on which exercisable 4 APRIL 2006
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved: class, num 200,000 ORDINARY SHARES, 5 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 102 PENCE PER SHARE	22.	Total number of shares or debentures over which option following this notification 1,055,000
23.	Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN	24.	Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25.	Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 OR 077366 13847

Date of notification 7 APRIL 2003

END


status list



Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement · New RNS Reach Announcement · Templates · Change Password · Refresh

RNS · Copyback 1 · Unsubmitted 1 · Submitted 1 · RNS Reach · Copyback 1 · Unsubmitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Repl Dist
Taylor Nelson Sofres PLC	Director Shareholding		17:31 7 Apr 03	
Taylor Nelson Sofres PLC	Holding(s) in Company		15:42 24 Jan 03	

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
7476J	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:37 7 Apr 03	
6830J	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:30 4 Apr 03	
3575J	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:16 28 Mar 03	
6404I	Taylor Nelson Sofres PLC	Director Shareholding		Released	12:54 12 Mar 03	

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Repl Dist
None				

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
None						

(3)


TAYLOR NELSON SOFRES
PLC

03 APR 21 AM 7:21

Direct tel: +44 (0) 208 967 2230
Direct fax: +44 (0) 208 967 1446
E-mail: Sofia.Bernand@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

15 April 2003

Dear Sir/Madam

Scher International Limited – AMENDED VERSION
Registered No. 2587875

Please find enclosed an amended version of Form 363s annual return for the above-named company. Please accept my apologies for any inconvenience that this may cause.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624



Companies House

— for the record —

AMENDED

:ompany Name

·CHER INTERNATIONAL LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type
rivate Company Limited By hares

ompany Number
587875

formation extracted from ompanies House records on
h February 2003

:f: 2587875/03/10

Section 1: Company details

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
ʾrincipal Business Activities *ᶠ any of the details are wrong, strike them through nd fill in the correct details the "Amended details" olumn.*	**SIC Code** 7487 — **Description** Other business activities	**SIC CODE** **Description**

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executivechairman	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £0.01	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £500.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £500.00	Total Nominal value of shares issued

> **[illegible]he date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

...umber - 2587875

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name GOOD HARVEST TRUST CORP LTD **Address** Po Box 811 Queens House Don Road St. Helier Jersey - Channel Islands JE4 0TH **Shares held** *Class* Ordinary *Number* 7593	Name ______ Address ______ UK Postcode **Shares held** *Class* *Number*	**Shares transferred by** GOOD HARVEST TRUST CORP LTD *Class* *Number* *Date of transfer* __/__/____
Shareholder Name Clive NICOLAOU **Address** 20 Chichester Avenue Ruislip Middlesex HA4 7EH **Shares held** *Class* Ordinary *Number* 4155	Name ______ Address ______ UK Postcode **Shares held** *Class* *Number*	**Shares transferred by** Clive NICOLAOU *Class* Ord *Number* 4,155 *Date of transfer* 10/04/2002
Shareholder Name Tracey Michelle Francesca SCHER **Address** 67 Gresham Gardens London NW11 8PA **Shares held** *Class* Ordinary *Number* 752	Name ______ Address ______ UK Postcode **Shares held** *Class* *Number*	**Shares transferred by** Tracey Michelle Francesca SCHER *Class* Ord *Number* 752 *Date of transfer* 10/04/2002

...ent details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES GROUP LTD	Name TNS UK Limited Changed 5/9/2002	
Address Westgate London W5 1UA	Address UK Postcode	Shares transferred by TAYLOR NELSON SOFRES GROUP LTD

Shares held Class	Number	Shares held Class	Number	Class	Number	Date of transfer
Ordinary	37500	Ordinary	41314			/ /
						/ /

Number - 2587875

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

,ny Number - 2587875



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15. 15/04/2003

Signature ______ (~~Director~~ / Secretary)

Date 17/03/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *1/3/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st March 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 02089 672230

Address: Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

03 APR 21 AM 7:21


TAYLOR NELSON SOFRES
PLC

VIA SWIFLY

8 April 2003

Dear Sir/Madam

Specialist Field Resources Limited registered no. 2597974
Annual return for the period ended 29 March 2003

TNS Overseas Holdings (Alpha) Limited registered no. 3965470
Annual return for the period ended 31 March 2003

TNS Overseas Holdings (Beta) Limited registered no. 3965472
Annual return for the period ended 31 March 2003

TNS Overseas Holdings (Gamma) Limited registered no. 3965469
Annual return for the period ended 31 March 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £60.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet: http://www.tnsofres.com

f:\users\companysecretarial 030201\companies house\030408.let.doc

Registered in England No. 912624


The Royal Bank
of Scotland plc

16-04-00

Corporate Banking Office
P O Box 450 5-10 Great Tower Street London EC3P 3HX

Date 21-3-03

Pay Companies House

Sixty Pounds only

A/C Payee

£ 60.—

FOR AND ON BEHALF OF
TAYLOR NELSON SOFRES PLC NO1 A/C

Bemrose, Derby 9506 6/98

Cheque Number	Sort Code	Account Number
⑈000328⑈	16⑆0400⑆	20064775⑈

Companies House

— for the record —

Company Name

SPECIALIST FIELD RESOURCES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2597974

Information extracted from Companies House records on
8th March 2003

Section 1: Company details

Ref: 2597974/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 72[illegible] of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723[illegible] of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ________________
	Nominal value of each share £1.00	Nominal value of each share ________________
	Number of shares issued 2,000	Number of shares issued ________________
	Aggregate Nominal Value of issued shares £2,000.00	Aggregate Nominal Value of issued shares ________________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2,000	Total number of shares issued ________________
	Total Nominal value of shares issued £2,000.00	Total Nominal value of shares issued ________________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder **Name** TAYLOR NELSON SOFRES GROUP LTD	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
Shareholder **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to b shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on form. If a joint shareholder also holds shares in their own right, list that hol separately.

> Please copy this page if there is not enough space to enter all the company other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registratio of transfer (If appropriat
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 07/04/2003

This date must not be earlier than t return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***29/3/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th March 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Documer
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672230

Address Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House

— *for the record* —

Company Name
TNS OVERSEAS HOLDINGS (ALPHA) LIMITED

Company Type
Private Company Limited By Shares
Company Number
3965470
Information extracted from Companies House records on
8th March 2003

Ref: 3965470/03/10

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc** **~~West Gate~~** **London** **W5 1UA**	Address Westgate London UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corporate Treasurer**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David PARRY** **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **200**	Number of shares issued
	Aggregate Nominal Value of issued shares **£200.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **200**	Total number of shares issued
	Total Nominal value of shares issued **£200.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** **INSTANT COMPANIES LTD** **Address** **1 Mitchell Lane** **Bristol** **BS1 6RU** **Shares held** *Class* / *Number* **Ordinary** / **1**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** **INSTANT COMPANIES LTD** *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** **TAYLOR NELSON SOFRES PLC** **Address** **Westgate** **London** **W5 1UA** **Shares held** *Class* / *Number* **Ordinary** / **99**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** **TNS OVERSEAS HOLDINGS (EPSILON) LIMITED** **Address** **Westgate** **London** **W5 1UA** **Shares held** *Class* / *Number* **Ordinary** / **100**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** **TNS OVERSEAS HOLDINGS (EPSILON) LIMITED** *Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			

·Company Number - 3965470



Companies House
—— for the record ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 07,04,2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2003***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bemsand

Telephone number *inc code* 0208 9672230

Address Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable* _ _ _ _

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (BETA) LIMITED

363s Annual Return

Company Type
Private Company Limited By Shares

Company Number
3965472

Information extracted from Companies House records on
8th March 2003

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3965472/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc** **~~West Gate~~** **London** **W5 1UA**	Address Westgate London UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corporate Treasurer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

		Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David PARRY** **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ____ ☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200	Total number of shares issued
	Total Nominal value of shares issued £200.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **INSTANT COMPANIES LTD** **Address** **1 Mitchell Lane** **Bristol** **BS1 6BU** **Shares held** *Class* *Number* **Ordinary** **1**	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **INSTANT COMPANIES LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____
> **Shareholder** **Name** **TAYLOR NELSON SOFRES PLC** **Address** **Westgate** **London** **W5 1UA** **Shares held** *Class* *Number* **Ordinary** **99**	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* ____ *Number* ____ *Date of transfer* __/__/____
> **Shareholder** **Name** **TNS OVERSEAS HOLDINGS (EPSILON) LTD** **Address** **C/O Taylors Nelson Soyre Plc** **West Gate London** **W5 1UA** **Shares held** *Class* *Number* **Ordinary** **100**	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TNS OVERSEAS HOLDINGS (EPSILON) LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholde the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on t form. If a joint shareholder also holds shares in their own right, list that hold separately.

> Please copy this page if there is not enough space to enter all the company' other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode			

Company Number - 3965472



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 07/04/2003

This date must not be earlier than return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this dat

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Docume
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672230

Address Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable* ______

DX exchange

Postcode W5 1UA



Companies House

— for the record —

Company Name
TNS OVERSEAS HOLDINGS (GAMMA) LIMITED

Company Type
Private Company Limited By Shares

Company Number
3965469

Information extracted from Companies House records on
8th March 2003

Ref: 3965469/03/10

(7)

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc** **~~West Gate~~** **London** **W5 1UA**	Address WESTGATE LONDON UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Ian John PORTAL Address 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Edward Frederick HOEFLING Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP Date of birth 17/07/1952 Nationality British Occupation Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David PARRY** **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 7 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £1.00	Nominal value of each share __________
	Number of shares issued 100	Number of shares issued __________
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued __________
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **INSTANT COMPANIES LTD**	Name __________	
Address **1 Mitchell Lane** **Bristol** **BS1 6BU**	Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **INSTANT COMPANIES LTD**
Shares held *Class* *Number* **Ordinary** **1**	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____
> **Shareholder** **Name** **TAYLOR NELSON SOFRES PLC**	Name __________	
Address **West Gate** **London** **W5 1UA**	Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* *Number* **Ordinary** **99**	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

> Please fill in details of any persons or corporate bodies who are shareholde the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on form. If a joint shareholder also holds shares in their own right, list that hold separately.

> Please copy this page if there is not enough space to enter all the company' other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address			

Company Number - 3965469



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 07/04/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2003***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Documen
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672330

Address: Taylor Nelson Sofres plc, Westgate, London

DX number *if applicable*

DX exchange

Postcode: N5 1UA